EXHIBIT 99.1
PRELIMINARY NOTE
     This Interim Report should be read in conjunction with the unaudited condensed consolidated financial statements and accompanying notes included in this report.
     Unless the context requires otherwise, when used in this Interim Report, (1) the terms “Genesis,” “we,” “our” and “us” refer to Genesis Lease Limited and its subsidiaries, including Genesis Funding Limited (“Genesis Funding”), Genesis Portfolio Funding I Limited (“Genesis Portfolio”) and Genesis Acquisition Limited (“Genesis Acquisition”), (2) “GECAS” refers to GE Commercial Aviation Services Limited, together with its subsidiaries, (3) all references to our shares refer to our common shares held in the form of American Depositary Shares (“ADSs”) and (4) all percentages and weighted averages of the aircraft in our portfolio have been calculated using the average of half life appraised base values as at December 31, 2008 and percentages may not total due to rounding.

PART I	FINANCIAL INFORMATION

Item 1.	Financial Statements (Unaudited)

	Unaudited Condensed Consolidated Balance Sheet as at December 31, 2008 and March 31, 2009	7

	Unaudited Condensed Consolidated Statements of Income for the three months ended March 31, 2008 and 2009	8

	Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2008 and 2009	9

	Notes to the Unaudited Condensed Consolidated Financial Statements	10

GENESIS LEASE LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,
	2008	2009

	(USD in thousands)
ASSETS

Cash and cash equivalents	$60,206	$59,966
Restricted cash	33,718	32,929
Accounts receivable	548	1,538
Other assets	34,761	33,680
Flight equipment under operating leases, net (Note 3)	1,597,604	1,592,856
Fixed assets, net	2,224	2,058
Deferred income taxes	28,634	26,856

Total Assets	$1,757,695	$1,749,883

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable	$35,445	$40,807
Other liabilities (Note 5)	118,420	118,728
Debt: (Note 6)
Securitization notes	796,500	781,500
Debt facilities	331,893	324,418

Total Liabilities	$1,282,258	$1,265,453

Commitments and contingencies (Note 10)	—	—

Shareholders’ equity:
Par value $0.001 U.S. dollars per share; 500,000,000 shares authorized, 34,341,095 and 34,346,596 shares issued and outstanding at December 31, 2008 and March 31, 2009, respectively	$34	$34
Additional paid-in capital	579,971	579,904
Accumulated other comprehensive loss	(76,191)	(73,259)
Accumulated deficit (Note 12)	(28,377)	(22,249)

Total shareholders’ equity	475,437	484,430

Total liabilities and shareholders’ equity	$1,757,695	$1,749,883

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GENESIS LEASE LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended
	March 31,
	2008	2009

	(USD in thousands )

Revenues
Rental of flight equipment	$54,069	$50,825
Other income (Note 8)	612	6,319

Total revenues	54,681	57,144

Expenses
Depreciation	20,097	21,453
Interest (Note 9)	16,779	18,908
Maintenance	490	31
Selling, general and administrative	6,231	5,740

Total operating expenses	43,597	46,132

Income Before Taxes	11,084	11,012
Provision for income taxes (Note 4)	1,229	1,450

Net Income	$9,855	$9,562

     The following table presents the net income per share calculated for the three months ended March 31, 2008 and 2009:

	Three Months Ended
	March 31,
	2008	2009

Net income per share
Basic	$0.27	$0.28
Diluted	$0.27	$0.28
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GENESIS LEASE LIMITED
UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2008	2009

	(USD in thousands)

Cash flows from operating activities:

Net cash provided by operating activities	32,289	25,431

Cash flows from investing activities:
Purchases of flight equipment and capitalized maintenance	(9,399)	(12,988)
Change in business combination	—	2,311
Change in restricted cash	999	6,387
Purchase of fixed assets	(790)	(12)

Net cash used in investing activities	(9,190)	(4,302)

Cash flows from financing activities:
Proceeds from debt financings	—	2,000
Repayment of debt financings	—	(9,475)
Payments for deferred financing costs and discounts	—	(2,021)
Share repurchases	—	(88)
Debt repurchases	—	(8,351)
Dividends paid	(16,983)	(3,434)

Net cash used in financing activities	(16,983)	(21,369)

Net change in cash and cash equivalents	6,116	(240)
Cash and cash equivalents at beginning of period	30,101	60,206

Cash and cash equivalents at end of period	$36,217	$59,966

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$15,351	$16,794
Income taxes	$—	$88
Non-cash addition to flight equipment excluded from investing activities (primarily capitalized accruals)	$—	$5,848
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GENESIS LEASE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Description of Business
     Genesis Lease Limited (together with its consolidated subsidiaries, “we”, “our” and “us”), was incorporated in Bermuda on July 17, 2006 for the purpose of acquiring 41 commercial jet aircraft (the “Initial Portfolio”) and related operations from affiliates of General Electric Company (“GE”) and conducting an initial public offering (“IPO”) of our common shares. We are operated and managed as a single operating segment and are primarily engaged in the acquisition and leasing of commercial jet aircraft to airlines throughout the world.
     Since the IPO, we have increased our portfolio by 13 aircraft from 41 to 54 aircraft. Twelve aircraft were purchased during the year ended December 31, 2007, eight from affiliates of GE and four from two airlines on a sale and leaseback basis. One further aircraft was purchased from a GE affiliate during the year ended December 31, 2008.
2. Basis of Presentation
     These unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
     The unaudited condensed consolidated financial statements for the three months ended March 31, 2009 and March 31, 2008 include all of our majority-owned subsidiaries’ assets and liabilities.
     Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with our audited financial statements for the year ended December 31, 2008 contained in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2009. In the opinion of management, these financial statements, which have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, reflect all adjustments, including normal recurring items which are necessary to present fairly the results, in all material respects, of our unaudited condensed consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the three months ended March 31, 2009 are not necessarily indicative of those for a full fiscal year.
3. Flight Equipment under Operating Leases, net
     Flight equipment under operating leases, net, consisted of the following as of December 31, 2008 and March 31, 2009:

	December 31, 2008	March 31, 2009
	(USD in thousands)

Flight equipment under operating lease	$1,938,639	$1,955,166
Less:
Accumulated depreciation	(341,035)	(362,310)

Net Book Value	$1,597,604	$1,592,856

     Capitalized additions in the three months ended March 31, 2009 primarily relate to capitalized planned major maintenance costs on the portfolio of aircraft including a tax refund of $2.3 million in relation to the purchase of a business in the year ended December 31, 2008.

4. Income Taxes (including deferred taxes)
     The provision for income taxes consisted of the following for the three months ended March 31, 2008 and 2009:

	March 31, 2008	March 31, 2009
	(USD in thousands)

Current income tax expense	$—	$88
Deferred tax expense	1,229	1,362

Total tax expense	$1,229	$1,450

     A reconciliation of the corporation tax rate to the actual income tax rate for the three months ended March 31, 2008 and 2009 is shown below:

	March 31, 2008	March 31, 2009
Irish corporation tax rate	12.50%	12.50%
(Decrease)/increase in rate resulting from:
Other expenses (deductible) for tax	(1.42)%	—
Tax on foreign operations	—	0.67%

Effective income tax rate	11.08%	13.17%

5. Other Liabilities
     Other liabilities consisted of the following as of March 31, 2009:

				Out-of-
	Fair		Rentals	the-Money		Interest
	Value of	Security	Received in	Lease	Accrued	Payable on
	Derivatives	Deposits	Advance	Contracts	Interest	Debt, net	Total
	(USD in thousands)
January 1, 2009	$87,030	$15,678	$9,247	$3,067	$821	$2,577	$118,420
Increase/(decrease) for period	(3,450)	2,590	725	—	(6)	572	431
Amortization	—	—	—	(123)	—	—	(123)

March 31, 2009	$83,580	$18,268	$9,972	$2,944	$815	$3,149	$118,728

     We account for derivative instruments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended and interpreted. In accordance with SFAS 133, all derivatives are recognized on the balance sheet at their fair value. When cash flow hedge accounting treatment is achieved under SFAS 133, the changes in fair values related to the effective portion of the derivatives are recorded in accumulated other comprehensive income, and the ineffective portion is recognized immediately in income. Changes in the fair value of forward foreign exchange contracts are recognized immediately in income.
     SFAS 157, “Fair Value Measurements”, establishes a framework for measuring fair value under U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 was issued in September 2006 and is effective for fiscal years beginning after November 15, 2007. For non-financial assets and liabilities which are not periodically recognized or disclosed at fair value, SFAS 157 has been deferred one year.
     Under SFAS 157, we determine fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

     Our policy is to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon our pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.
     We adopted SFAS 157 and Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” for all financial assets and liabilities required to be measured at fair value on a recurring basis, prospectively from January 1, 2008. FSP 157-3 is effective on issuance, including prior periods for which financial statements have not been issued. As such, the FSP 157-3 is effective for us for the three months ended March 31, 2009. The application of these pronouncements did not have a material effect on our results of operations or financial position.
     Under SFAS 157, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by the SFAS 157 hierarchy are as follows:
Level 1 — Quoted prices are available in active markets for identical assets or liabilities as at the reported date.
Level 2 — The fair values determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.
Level 3 — The fair values pertaining to Level 3 of the fair value hierarchy are derived principally from unobservable inputs from our own assumptions about market risk developed based on the best information available, subject to cost benefit analysis, and may include our own data.
     When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other company-specific inputs such as projected financial data and our own views about the assumptions that market participants would use.
     Our policy is to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy of SFAS 157. The fair values determined by us are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow fair value to be determined. Due to continuing market conditions, we applied additional inputs to the fair value determination in the form of credit spreads, credit default swaps and an assessment of the probability of our own non-performance and of default by either of the swap counterparties.
The following table summarizes the valuation of our derivatives by the above SFAS 157 pricing observability levels:

			Using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	March 31, 2009	(Level 1)	(Level 2)	(Level 3)
	(USD in thousands)

Liabilities:
Derivatives:
Interest rate swaps	$83,724	$—	$83,724	$—
Forward foreign exchange contracts	(144)		(144)

Total liabilities	$83,580	$—	$83,580	$—

     We expect $35.6 million of the gross fair value of the derivatives to be recognized within one year.
6. Debt
     The following table summarizes debt as of December 31, 2008 and March 31, 2009:

	December 31, 2008	March 31, 2009
	(USD in thousands)

Securitization notes (i)	$796,500	$781,500
Debt facilities	331,893	324,418

Total debt	$1,128,393	$1,105,918

(i)	See Note 8.
Debt Maturities
     Aggregate maturities of principal payments during the next five years and thereafter are as follows:

March 31, 2009
(USD in thousands)

Within one year	$26,048
Two years	32,907
Three years (1)	51,114
Four years (1)	92,510
Five years (1)	91,594
Thereafter (1)	811,745

Total	$1,105,918

(1)	The indenture that governs the notes issued in the securitization provides that beginning December 19, 2011 (the fifth anniversary of the securitization), all base lease cash flows received on the Initial Portfolio of 41 aircraft are applied to repay the outstanding principal balance of those notes, after payment of certain expenses and other payments pursuant to the priorities set forth in the indenture. Accordingly, because there are no specific repayment requirements, the principal maturities shown in this table for periods after December 19, 2011 reflect an estimate of the cash flows that would be required for payments on the notes based upon estimates of (i) base lease cash flows and (ii) expenses and other payments specified in the indenture. The maturity of the debt does not assume any defaults, aircraft sales, eligible extensions or potential refinancings.
Revolving Credit Facility
     On September 19, 2008, Genesis Portfolio secured a new $241.0 million debt facility, the proceeds of which were used to refinance Genesis Acquisition’s borrowings under the revolving credit facility. Following the refinancing, Genesis Acquisition owned no aircraft and had no borrowings outstanding under the revolving credit facility. Some of the lenders under the revolving credit facility took the position that because Genesis Acquisition generated no income from aircraft leasing activities during the fourth quarter of 2008, it was unable to comply with an obligation to maintain a minimum ratio of EBITDA to interest expense. We believed that such test should not apply under these circumstances, and in any event, to the extent any non-compliance did exist, we firmly believed that we had cured such non-compliance pursuant to the terms of the revolving credit facility. On March 3, 2009, to overcome the difference of opinion and to clarify the future application of the EBITDA to interest expense test, Genesis Acquisition entered into an amendment which resulted in an increase in the commitment fees and interest rate under the revolving credit facility. A fee of $0.8 million was paid on March 3, 2009 to the lenders in connection with the amendment, which will be amortized into interest expense over the remaining expected life of the revolving credit facility.
     Following this amendment, the principal terms of the revolving credit facility are as follows:
     Commitment Fees. Commitment fees of 0.375% per annum initially were payable quarterly in arrears on the unused amount of the revolving credit facility. Following the amendment, the commitment fees increased to 0.50% per annum from March, 3, 2009, and to the extent borrowings under the revolving credit facility are less than $200.0 million on September 30, 2009, the commitment fees will increase to 0.75% from September 30, 2009.
     Interest Rate. Borrowings under the revolving credit facility bear interest at one- or three-month LIBOR plus an applicable margin. Following the amendment, the applicable margin during the revolving period increased from 1.50% — 1.75% to 2.50% — 2.75% from March 3, 2009 (the range depending on Genesis Acquisition’s portfolio composition and the principal amount outstanding under the revolving credit facility). The margin remains at 2.75% during the term loan period from April 5, 2010 to April 4, 2012 if Genesis Acquisition exercises its option to convert the revolving credit facility to a term loan.
     Maturity Date; Payment Terms. The commitments under the revolving credit facility are available until April 2010, at which time Genesis Acquisition will have the option to convert any outstanding amount under the revolving credit facility to a term loan with a two-year maturity to April 4, 2012. If Genesis Acquisition does not exercise this option, then the outstanding amount under the revolving credit facility at such time will be due on such date.
     Prepayment. Genesis Acquisition has the right to prepay any amounts outstanding under the revolving credit facility or to reduce the commitment thereunder. In addition, Genesis Acquisition will be required to make partial prepayments of borrowings under the revolving credit facility upon the total loss, sale or other disposition of aircraft financed with borrowings under the revolving credit facility, or if the aggregate amount of the loans outstanding under the revolving credit facility exceeds the borrowing base (as defined in the revolving credit facility), including as a result of a decrease in the value of an aircraft financed with borrowings thereunder as determined by mandatory periodic appraisals.

     Collateral. Pursuant to a security trust agreement, dated as of April 5, 2007, among Genesis Acquisition, certain affiliates of Genesis Acquisition, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank, borrowings under the revolving credit facility are secured by first priority, perfected security interests in and pledges or assignments of (1) the equity ownership and beneficial interests of each subsidiary of Genesis Acquisition, (2) leases of the aircraft financed under the revolving credit facility, (3) rights under the casualty insurance on such aircraft, (4) accounts under the sole dominion and control of the administrative agent under the revolving credit facility into which lease rentals, insurance proceeds, sale proceeds and other amounts will be paid, and (5) where possible, an international interest under the Cape Town Convention in each eligible airframe, engine and lease.
     Covenants. Genesis Acquisition is subject to certain operating covenants including some relating to the maintenance, registration and insurance of the aircraft as set forth in the revolving credit facility. The revolving credit facility also contains certain conditions and constraints which relate to the servicing and management of the aircraft whose acquisition is financed through the revolving credit facility, including covenants relating to the disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft, capital expenditures and the weighted average age of Genesis Acquisition’s aircraft portfolio. In addition, the revolving credit facility contains a requirement that the ratio of earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest expense for any trailing period of three consecutive months exceeds (i) 1.1 at all times and (ii) 1.5 for advances to be available under the revolving credit facility. Genesis Acquisition is in compliance with all covenants as at March 31, 2009.
7. Net Income per Share
     We calculate our net income per share in accordance with SFAS 128, “Earnings per Share”. Basic net income per share is computed based on the weighted average number of shares outstanding during the period, which includes the restricted share awards issued to our employees and non-employee directors.
     Diluted net earnings per share reflects the dilution potential that could occur if securities or other contracts to issue shares were exercised resulting in the issuance of stock that then shared in our net income.
     Diluted net income per share is computed by taking the weighted average number of shares for the period and adjusting for the dilutive effect of the options granted to employees.
     The following table presents the net income per share:

	Three Months	Three Months
	Ended March 31,	Ended March 31,
	2008	2009
	(USD in thousands, except share and
	per share amounts)
Numerator
Net income	$9,855	$9,562

Denominator
Weighted average shares for basic earnings per share	36,094,721	34,342,329
Effect of dilutive share options	—	—

Weighted average shares for diluted earnings per share	36,094,721	34,342,329

Net income per share
Basic	$0.27	$0.28
Diluted	$0.27	$0.28
     Options to purchase 297,754 and 299,754 common shares at an exercise price between $15.51 and $26.34 per share were outstanding as of March 31, 2008 and 2009, respectively, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. The options expire between December 19, 2017 and May 6, 2021.

8. Other Income
     The following table summarizes other income for the three months ended March 31, 2008 and 2009:

	Three Months Ended	Three Months Ended
	March 31, 2008	March 31, 2009
	(USD in thousands)

Interest income	$612	$150
Realized gains on repurchase of securitization notes (i)	—	6,169

Total	$612	$6,319

(i)	During the three months ended March 31, 2009, we repurchased $15.0 million aggregate principal amount of securitization notes issued by Genesis Funding for a total price of $8.3 million, including transaction costs payable to unaffiliated financial institutions. After writing off $0.5 million relating to unamortized deferred financing costs on debt repurchases, a gain of $6.2 million was recognized for the three months ended March 31, 2009.

9. Interest
     The following table summarizes interest expense for the three months ended March 31, 2008 and 2009:

	Three Months Ended	Three Months Ended
	March 31, 2008	March 31, 2009
	(USD in thousands)

Interest on debt, net of swaps	$15,323	$17,408
Amortization of deferred financing costs	1,456	1,500

Total	$16,779	$18,908

     For the three months ended March 31, 2009, interest rates on our interest rate swaps varied as follows:

March 31, 2009
Fixed	4.62% - 4.95%

Variable	0.36% - 0.58%

     The notional principal amounts, fair value and carrying amounts of our interest rate swaps as at March 31, 2009 are shown below:

	Notional
	Principal	Net Fair	Carrying
	Amount	Value	Amount
	(USD in	(USD in	(USD in
	thousands)	thousands)	thousands)
Current portion	$14,868	$35,690	$1,540
Due greater than 12 months	1,000,337	48,034	—

	$1,015,205	$83,724	$1,540

10. Commitments and Contingencies
     Claims, suits and complaints arise in the ordinary course of our business. Currently, we do not believe any claims or contingent liabilities would be material to our final position or results of operations.
     Pursuant to servicing agreements entered into with GECAS during years ended December 31, 2006, 2007 and 2008, GECAS provides us with most services related to leasing our fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. We are obligated to pay a minimum of $2.3 million to GECAS under the Servicing Agreements for the year ending December 31, 2009.
     Under our lease agreements, the lessee is generally responsible for normal maintenance and repairs, airframe and engine overhauls, consents and approvals, and compliance with return conditions of aircraft on lease. In certain cases, we may be obligated to make contributions to the lessee for planned maintenance expenses including an amount of additional rent paid by the lessee under the lease based on current estimates of usage and future maintenance costs of the aircraft.
     The international nature of our operations may expose us to taxation in certain countries. The position is kept under continuous review and provision is made for known liabilities.
Indemnifications
     We have agreed to indemnify GECAS and its affiliates for broad categories of losses arising out of the performance of services for our aircraft and leases, unless they are finally adjudicated to have been caused directly by GECAS’s gross negligence or wilful misconduct (including wilful misconduct that constitutes fraud) in respect of GECAS’s obligation to apply its standard of care or conflicts standard in the performance of its services. We have likewise agreed that GECAS and its affiliates have no liability to us or any other person for any losses in any way arising out of the services except as provided in the foregoing sentence (also referred to as GECAS’s “standard of liability”).

     We have also agreed to indemnify GECAS and its affiliates for losses arising out of the disclosures in our Annual Report on Form 20-F (except certain disclosures provided to us by GECAS and losses arising out of our compliance with our obligations to any holders of any securities issued by us or with any governmental regulations).
     We have also generally agreed to indemnify GECAS and its affiliates as to losses arising out of the IPO and the disclosure in the IPO prospectus, except certain disclosures provided by GECAS.
11. Other Comprehensive Loss
     Other comprehensive loss at March 31, 2009 includes changes in the fair value of derivatives net of tax. The change in other comprehensive loss for the year ended December 31, 2008 and the three months ended March 31, 2009 was as follows:

	December 31,	March 31,
	2008	2009
	(USD in thousands)

Change in fair value of derivatives in cash flow hedging arrangements	$(54,704)	$3,351
Deferred tax benefit/(expense) on fair value of derivatives	6,838	(419)

Change in other comprehensive loss	$(47,866)	$2,932

12. Accumulated Deficit

	December 31,	March 31,
	2008	2009
	(USD in thousands)

Accumulated deficit as at beginning of the year/period	$(14,783)	$(28,377)
Net income for the year/period	40,917	9,562
Dividends paid during the year /period	(54,511)	(3,434)

Accumulated deficit as at end of year/period	$(28,377)	$(22,249)

13. Geographic Information
     The following table presents the amount and percentage of revenues from rental of flight equipment under operating lease attributable to the indicated geographic areas based on each airline’s principal place of business for the periods indicated:

	Three Months Ended		Three Months Ended
	March 31, 2008		March 31, 2009
	(USD in		(USD in
	thousands)%		thousands)%

Europe	$19,745	37%	$18,320	36%
Asia/Pacific	20,104	37%	17,918	35%
United States and Canada	8,348	15%	7,161	14%
Central, South America and Mexico	2,782	5%	5,202	10%
Africa and the Middle East	3,090	6%	2,224	5%

	$54,069	100%	$50,825	100%

     The following table presents revenue attributable to individual countries that represent at least 10% of total revenue based on each airline’s principal place of business for the periods indicated:

	Three Months Ended		Three Months Ended
	March 31, 2008		March 31, 2009
	(USD in		(USD in
	thousands)%		thousands)%

China	$8,461	16%	$7,635	15%
United States	7,499	14%	6,141	12%
Germany	—	—%	5,974	12%
Brazil	—	—%	5,202	10%
Spain	5,412	10%	—	—%
     Rental of flight equipment included additional rent of $7.4 million and $6.9 million for the three months ended March 31, 2008 and March 31, 2009, respectively.
     In the three months ended March 31, 2009, four aircraft remained non-revenue generating and on the ground following the termination of their leases during 2008. This downtime resulted in foregone rental revenues of approximately $4.5 million during the three months ended March 31, 2009.
14. Subsequent Events
     On April 28, 2009, the Board of Directors declared a dividend of $0.10 per share, in the aggregate amount of $3.4 million. The dividend will be paid on June 16, 2009 to shareholders of record as at the close of business on May 12, 2008.
15. New Accounting Pronouncements
     In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4). FASB Statement 157, Fair Value Measurements, defines fair value as the price that would be received to sell the asset or transfer the liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. FSP FAS 157-4 provides additional guidance on determining when the volume and level of activity for the asset or liability has significantly decreased. The FSP also includes guidance on identifying circumstances when a transaction may not be considered orderly. When the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability, further analysis of the information from that market is needed and significant adjustments to the related prices may be necessary to estimate fair value in accordance with Statement 157. The effective date of FSP FAS 157-4 is for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting FSP FAS 157-4 must also early adopt FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. We are currently reviewing the effect this new pronouncement will have on our consolidated financial statements.
     In April 2009, the FASB issued FSP No. 115-2/124-2, Recognition and Presentation of Other-Than-Temporary Impairments. FSP No. 115-2/124-2 is an amendment of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities and SFAS No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations. FSP No. 115-2/124-2 amends the other-than-temporary impairment guidance for debt securities and expands the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The effective date of FSP No. 115-2/124-2 is for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted. We are currently reviewing the effect this new pronouncement will have on our consolidated financial statements.
     In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting FSP FAS 107-1 and APB 28-1 must also early adopt FSP FAS 157-4 and FSP FAS 115-2 and FAS 124-2. We are currently reviewing the effect this new pronouncement will have on our consolidated financial statements.

     Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations
     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this Interim Report. The unaudited condensed consolidated financial statements for the three months ended March 31, 2008 and 2009 have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars.
Cautionary note regarding forward-looking statements
     This report contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for our future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, including adverse changes in economic conditions; the need for additional capital to finance our growth; a deterioration in the financial condition of the commercial airline industry; the cyclical nature and a significant downturn of the aviation industry; changes in demand and supply of aircraft; decrease in lease rates and value of our leased assets; competition for investment opportunities in aircraft and other aviation assets; an inability to expand due to lack of increase in demand for leased aircraft; the effect of high fuel prices on the profitability of the airline industry; the effects of terrorist attacks and geopolitical conditions on the airline industry; the effects of pandemic diseases on the airline industry; dependence on aircraft and engine manufacturers’ continuing financial stability; unforeseen difficulties and costs associated with the acquisition and/or management of our aircraft portfolio; operational restrictions imposed by our indebtedness; reliance on subsidiaries to provide funds necessary to meet our financial obligations; an inability to refinance our indebtedness on favorable terms or at all; exposure to interest rate fluctuations; our inability to pay or maintain dividends on our shares; the death, incapacity or departure of senior management; concentration of aircraft types in our aircraft portfolio; an inability to re-lease or sell aircraft on favorable terms as leases expire; the advent of superior aircraft technology that could cause our existing aircraft to become outdated and therefore less desirable; possible depreciation expenses and impairment charges; the effect of aircraft liens on our ability to repossess, re-lease or resell our aircraft; past damage to some of the aircraft in our portfolio; compliance with government regulations; effects of environmental and other regulations that may cause lessees to default on lease payments; difficulty to obtain title to two of the aircraft in our portfolio; reliance on lessees’ continuing performance of their lease obligations; potential lease defaults; the concentration of lessees in certain geographical regions; economic and political risks faced by lessees that operate in emerging markets; early termination rights contained in some leases; failure by lessees to comply with the registration requirements in the jurisdictions where they operate; inadequate insurance coverage maintained by lessees; dependence on GECAS; potential conflicts of interests between us and GECAS and its affiliates; limitations on remedies and termination rights against GECAS for unsatisfactory performance; competition with GECAS for acquisitions and dispositions of aircraft; a limited independent operating history upon which to assess our prospects or ability to pay dividends to our shareholders; the possibility that our subsidiaries may have unknown contingent liabilities; our tax status as a passive foreign investment company; failure to qualify for tax treaty benefits and U.S. statutory tax exemptions; and exposure to potential taxation in jurisdictions in which our aircraft operate, where our lessees are located or where we perform certain services.
     We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise.
Overview
     We are an aviation company that acquires and leases commercial jet aircraft and other aviation assets. Our aircraft are leased under long-term contracts to a diverse group of airlines throughout the world. We leverage the worldwide platform of GECAS to service our portfolio of leases, allowing our management to focus on executing our growth strategy. Our strategy is to grow our portfolio through acquisitions of aircraft from third parties, such as airlines and financial investors, including affiliates of GE, while paying regular quarterly dividends to our shareholders.
     As at March 31, 2009, the weighted average age of the 54 aircraft in our portfolio was 6.9 years, and the weighted average remaining lease term on our aircraft was 4.3 years.
     As at March 31, 2009, fifty of our aircraft are in operation and subject to net operating leases under which the lessee was responsible for most operational and insurance costs. Of those fifty leases, forty-five require the payment of a fixed amount of rent during the term of the lease with rent under the remaining five leases adjusting bi-annually based on six-month LIBOR.
     The unaudited condensed consolidated financial statements for the three months ended March 31, 2008 and 2009 include all of our majority-owned subsidiaries’ assets and liabilities.
Factors to Consider When Evaluating Our Results of Operations
     Our growth strategy contemplates future acquisitions and leasing of additional commercial aircraft and other aviation assets. The following trends in the aircraft finance and leasing industries will have an impact on our ability to implement this growth strategy:
•	General economic conditions. The long-term demand for air travel is expected to continue to grow. Although the record fuel prices seen in 2008 have materially abated, the extreme dislocation in the financial markets has continued into 2009 and many major economies have entered recession. These developments have contributed to a number of airline bankruptcies, particularly in the United States and in Europe. While we are not immune to these developments, we are positioned to address many of these challenges given our focus on maintaining a young, modern, fuel efficient portfolio of aircraft, a well diversified global customer base, long term leases and with GECAS as our servicer. Nevertheless, the aviation industry continues to be subject to demand shifts, and the current downturn in discretionary business and consumer spending will have a significant impact on air traffic and aircraft demand. Such shifts in demand could affect the rates at which we lease our aircraft.

•	Large and growing commercial aircraft fleet to meet global demand. The ongoing trend towards growth in air travel is expected to be adversely affected in the short to medium term as a result of reduced global economic activity. We do not know how long this economic downturn may prevail. Nevertheless, over the long term, we expect that economic development in emerging markets, competitive pricing resulting from the continued growth of low-cost carriers and relaxation of regulatory constraints will continue to drive further increases in air travel and aircraft demand. Boeing has forecasted that by 2027 the fleet will reach 35,800 aircraft, of which 31,910 will be mainline passenger jets with 90 passenger seats or more. Airbus has estimated that the commercial jet aircraft fleet will increase to 38,936 aircraft by 2026, of which 28,534 will be mainline passenger jets of more than 100 seats. In dollar terms, the current global fleet has an estimated value of $350 billion and is estimated to grow by at least $40 billion per year for the next 20 years.

•	Continued growth in aircraft leasing with significant consolidation opportunities. Over the past 20 years, the world’s airlines have leased a growing share of their aircraft. According to market data, the proportion of the global fleet under operating lease has increased from 17% in 1990 to approximately 30% in recent years. Lessors are major providers of liquidity for used aircraft and provide airlines with a valuable method of fleet management through the use of operating leases, financial leases and sale/leaseback transactions. The four largest lessors, GECAS, ILFC, RBS Aviation Capital and Babcock and Brown own or manage approximately a combined 41% of the leased aircraft lessor portfolio, while seven other lessors each control between 3% and 5% of the lessor market. Beyond that, the operating lessor market is quite fragmented. We expect that leased aircraft will continue to comprise an increasing percentage of total commercial aircraft. However, there may be some short term volatility given the current credit environment and uncertain economic outlook. In addition, prospective ownership changes of certain aircraft lessors, including ILFC, may have an impact on aircraft values and lease rates, as well as the aircraft financing market. It is also quite possible that, given the fragmented nature of the lessor market, consolidation of some of these companies could occur.
•	Aircraft values and lease rates. For a number of aircraft types, particularly the Boeing 737 Next Generation and the Airbus A320 family of aircraft, supply in recent years has been limited up until 2008. However, the airline industry has been subject to cyclical demand patterns and the current economic downturn has led to a reduction in lease rates and asset values. As a result of recent airline bankruptcies, some newer Boeing 737 and Airbus A320 family equipment have become available and lease rates and asset values for these types have suffered some decline. Older Boeing 737 Classic aircraft (-300, -400 & -500 series) have also become available, and we expect the lease rates and values on these types may suffer a proportionately larger and longer-term declines. Classic aircraft represent 1.9% of our total portfolio. Demand for larger aircraft types, such as newer examples of the 767-300ER and A330 is likely to continue, but in the near term face market risks due to the global economic downturn and, in the medium term, the emergence of newer technology and more fuel-efficient aircraft, such as the Boeing 787 and the Airbus A350.

•	Access to capital markets. Our liquidity needs include financings to acquire additional aircraft and other aviation assets to drive our growth. We plan to finance acquisitions through borrowings under our revolving credit facility and other sources including through additional debt and equity issuances. Our ability to execute our business strategy to acquire these additional aviation assets depends to a significant degree on our ability to access debt and equity capital markets. Our access to these markets will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our existing debt agreements, industry and market trends, the availability of capital and relative attractiveness of alternative investments. If we are unable to raise funds through debt and equity capital markets on terms that are acceptable to us, then we may be unable to implement our growth strategy of making acquisitions of additional aircraft that are accretive to cash flow.
Critical Accounting Policies and Estimates
     There have been no changes to our critical accounting policies from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 6, 2009.

Results of Operations
     The following table reflects the unaudited condensed consolidated Statements of Income for the three months ended March 31, 2008 and 2009.
GENESIS LEASE LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2008	2009

	(USD in thousands)
Revenues
Rental of flight equipment	$54,069	$50,825
Other income	612	6,319

Total revenues	54,681	57,144

Expenses
Depreciation	20,097	21,453
Interest	16,779	18,908
Maintenance	490	31
Selling, general and administrative	6,231	5,740

Total operating expenses	43,597	46,132

Income before taxes	11,084	11,012
Provision for income taxes	1,229	1,450

Net income	$9,855	$9,562

Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2008
     Rental revenues were $50.8 million for the three months ended March 31, 2009, which decreased by 6.0% from $54.1 million for the three months ended March 31, 2008. This decrease was due to (1) foregone rental revenues of approximately $4.5 million for the three months ended March 31, 2009 as four aircraft remained non-revenue generating and on the ground after the termination of their leases during 2008, and (2) a reduction of $0.6 million due to lower interest rates resulting in a decrease in lease rentals on floating-rate leases, offset by (3) rental revenues of $1.8 million earned in the three months ended March 31, 2009 from one aircraft acquired during the second quarter of 2008.
     Other income was $6.3 million for the three months ended March 31, 2009, compared to $0.6 million for the three months ended March 31, 2008. The increase in other income was due to the gain of $6.2 million on the repurchase of debt securities, offset by a reduction in interest income of $0.5 million due to lower interest rates. During the three months ended March 31, 2009, we repurchased $15.0 million aggregate principal amount of securitization notes for a total price of $8.3 million. After writing off $0.5 million relating to unamortized deferred financing costs on debt repurchases, a gain of $6.2 million was recognized for the three months ended March 31, 2009.
     Depreciation of flight equipment was $21.5 million for the three months ended March 31, 2009, which increased by 6.7% from $20.1 million for the three months ended March 31, 2008. This increase was primarily due to (1) an increase of $2.1 million related to the amortization of capitalized major maintenance and (2) an increase of $0.7 million from additional aircraft purchased in 2008, offset by a charge of $1.1 million in the three months ended March 31, 2008 relating to the write-off of lessee-specific capital improvements following a lease termination.

     Interest expense was $18.9 million for the three months ended March 31, 2009, which increased by 12.7% from $16.8 million for the three months ended March 31, 2008. This increase was due to (1) $1.0 million of interest expense associated with the financing of additional aircraft acquired in 2007 and 2008, and (2) a $1.1 million increase in the amortization of deferred financing costs and commitment fees in connection with new debt and our exercise of the option to increase the availability under Genesis Acquisition’s revolving credit facility.
     Maintenance expense was $0.03 million for the three months ended March 31, 2009, which decreased by 93.7% from $0.5 million for the three months ended March 31, 2008. Maintenance expense reflects costs associated with the scheduled transition of aircraft to new lessees and costs associated with the repossession of aircraft. During the three months ended March 31, 2008, costs of $0.5 million were incurred on the repossession of two aircraft from Aloha following its bankruptcy filing.
     Selling, general and administrative expenses were $5.7 million for the three months ended March 31, 2009, which decreased by 7.9% from $6.2 million for the three months ended March 31, 2008. This decrease primarily reflects a decrease in professional services costs.
     Provision for income taxes was $1.5 million reflecting an actual tax rate of 13.2% for the three months ended March 31, 2009, compared to a charge of $1.2 million reflecting an actual tax rate of 11.1% for the three months ended March 31, 2008.
Liquidity and Capital Resources
Our Cash Flows
Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2008
     Cash flows from operations were $25.4 million for the three months ended March 31, 2009, compared with $32.3 million for the three months ended March 31, 2008. The decrease was the result of $2.0 million of decreased cash flows from leasing activities and an increase of $4.9 million in restricted cash during the three months ended March 31, 2009.
     Cash flows from investing activities relate primarily to the purchase of fixed assets, capitalized major maintenance events on the aircraft and the designation of certain restricted cash balances. Cash used in investing activities for the three months ended March 31, 2009, was $4.3 million compared with $9.2 million for the same period in 2008. The decrease in cash used in investing activities was primarily due to an increase in capitalized major maintenance costs offset by (1) a tax refund received in relation to the purchase of a business in 2008, which has been reflected as an adjustment to the purchase price, and (2) a decrease in restricted cash balances for the three months ended March 31, 2009.
     Cash flows from financing activities relate primarily to the net proceeds from financings, payments for repurchase of securitization notes and the payment of dividends. Cash provided by financing activities for the three months ended March 31, 2009 was $21.4 million relating to (1) net repayment of debt financings of $7.5 million, (2) payments of $8.3 million for the repurchase of the securitization notes, (3) payment of $2.2 million for financing costs associated with borrowings and (4) the payment of $3.4 million in dividends. Cash used in financing activities for the three months ended March 31, 2008 was $17.0 million relating to the payment of dividends.

Fair Value Measurement
     We have entered into interest rate swaps to hedge the risk of variability in the cash flows associated with the floating interest rate payments on the borrowings incurred to finance a portion of the consideration paid for our portfolio of aircraft. We have also entered into forward foreign exchange contracts to hedge against the variability in the U.S. dollar to Euro foreign exchange rates.
     All derivatives are recognized on the balance sheet at their fair value. We determine fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value may depend on the credit rating and risk attaching to the counterparty of the derivative contracts.
     Our policy is to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy of SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). The fair values determined by us are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow fair value to be determined. Due to the continuing market conditions, we applied additional inputs to the fair value determination in the form of credit spreads, credit default swaps and an assessment of the probability of our own non-performance and of default by either of the swap counterparties.
     The fair value of derivatives was $(83.7) million as at March 31, 2009, which decreased 3.8% from $(87.0) million as at December 31, 2008. No gains or losses were recognized in income in respect of changes in the credit risk associated with those derivatives.
Our Future Sources of Liquidity
     We operate in a capital-intensive industry. We expect to fund our capital needs from retained cash flow and debt and equity financing, including borrowings under our $1 billion revolving credit facility.
     Our short-term liquidity needs include working capital for operations associated with our aircraft and cash to pay dividends to our shareholders. We expect that cash on hand, cash flow provided by operations and the availability of borrowings under our liquidity facility will satisfy our short-term liquidity needs with respect to our business. Our sole source of operating cash flows is currently from distributions and interest payments made to us by our subsidiaries, through which we hold all of the aircraft in our portfolio. Distributions of cash to us by our subsidiaries are subject to compliance with covenants contained in the agreements governing the securitization, our senior secured revolving credit facility and other debt facilities.
     Our liquidity needs also include the financing of acquisitions of additional aircraft and other aviation assets that we expect will drive our growth. We plan to finance acquisitions through cash generated by the business, borrowings under our revolving credit facility and additional debt and equity issuances.
     All of our principal debt facilities have financial covenants. If we are unable to comply with these covenants, then the amounts outstanding under these facilities may become immediately due and payable, cash generated by our subsidiaries may be unavailable to us and/or we may be unable to draw additional amounts under these facilities. The Initial Portfolio financed by Genesis Funding’s securitization requires that Genesis Funding maintain a debt service coverage ratio from November 2009 through November 2011 above the threshold specified under this financing. If lessees of the aircraft held by Genesis Funding default under their leases, then Genesis Funding may be unable to comply with this covenant and all available cashflow from the Initial Portfolio will be applied to the repayment of the securitization notes. Genesis Portfolio’s term loan facility requires that Genesis Portfolio maintain a loan-to-value ratio (tested annually) below the threshold specified in the facility. If aircraft values decline, then Genesis Portfolio may be unable to comply with this covenant and would be required to prepay outstanding borrowings to restore compliance with this covenant; otherwise, the amounts outstanding under the term loan facility would become immediately due and payable. The next measurement date of the value of the aircraft held by Genesis Portfolio is June 30, 2009. The recent decline in aircraft values may require Genesis Portfolio to make such a payment in the three months ending September 30, 2009. Genesis Acquisition’s revolving credit facility requires that Genesis Acquisition maintain minimum ratios of earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest expense (tested quarterly) and a loan-to-value ratio (tested semi-annually) below the threshold specified in the revolving credit facility in respect of any aircraft financed through the revolving credit facility. As at March 31, 2009, there were no aircraft financed through Genesis Acquisition’s revolving credit facility. However, to the extent aircraft are financed in the future and subsequently aircraft values decline and/or if lessees default under their leases, then Genesis Acquisition may be unable to comply with the covenants and could lose the ability to make further borrowings under the revolving credit facility. The events that could cause our subsidiaries not to be in compliance with their financial covenants — such as a decline in aircraft values or lessee defaults — may be beyond our control, but they nevertheless could have a substantial adverse impact on the amount of our cash flow available to fund working capital, make capital expenditures and satisfy other needs, including payments of dividends to shareholders.

     In addition, our ability to execute our business strategy to acquire additional aircraft and other aviation assets depends to a significant degree on our ability to access debt and equity capital markets. Our access to these markets will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. If we are unable to raise funds through debt and equity capital markets on terms that are acceptable to us, then we may be unable to implement our growth strategy of making acquisitions of additional aircraft and other aviation assets.
     As at March 31, 2009, we are in compliance with the terms of the covenants under our principal debt facilities.
Dividend Policy
     On April 28, 2009, the Board of Directors declared a dividend of $0.10 per share. The dividend will be paid on June 16, 2009 to shareholders of record as of the close of business on May 12, 2009.
     We generate significant cash flow from leases with a diversified group of commercial aviation customers. The distributable cash flow on which we focus is derived principally from our minimum contracted lease rentals, reduced by our net cash interest expenses, cash selling, general and administrative expenses, maintenance and cash taxes.
     We intend to distribute a portion of our cash flow to our shareholders, while retaining cash flow for reinvestment in our business. Retained cash flow may be used to fund acquisitions of aircraft and other aviation assets, make debt repayments, repurchase common shares and for other purposes, as determined by our management and board of directors. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, legal requirements and other factors as our board of directors deems relevant.
Share Repurchase Program
     On October 28, 2008, the Board of Directors approved a share repurchase program. Under the program, we are authorized to repurchase up to $20 million of our shares over 12 months. We expect the purchases to be made from time to time in the open market or in privately negotiated transactions and will be funded from our available cash. As of March 31, 2009, we had $14.4 million of remaining capacity available under the share repurchase program.

Revolving Credit Facility
     On September 19, 2008, Genesis Portfolio secured a new $241.0 million debt facility, the proceeds of which were used to refinance Genesis Acquisition’s borrowings under the revolving credit facility. Following the refinancing, Genesis Acquisition owned no aircraft and had no borrowings outstanding under the revolving credit facility. Some of the lenders under the revolving credit facility took the position that because Genesis Acquisition generated no income from aircraft leasing activities during the fourth quarter of 2008, it was unable to comply with an obligation to maintain a minimum ratio of EBITDA to interest expense. We believed that such test should not apply under these circumstances, and in any event, to the extent any non-compliance did exist, we firmly believed that we had cured such non-compliance pursuant to the terms of the revolving credit facility. On March 3, 2009, to overcome the difference of opinion and to clarify the future application of the EBITDA to interest expense test, Genesis Acquisition entered into an amendment which resulted in an increase in the commitment fees and interest rate under the revolving credit facility. A fee of $0.8 million was paid on March 3, 2009 to the lenders in connection with the amendment which will be amortized into interest expense over the remaining expected life of the revolving credit facility.
     Following this amendment, the principal terms of the revolving credit facility are as follows:
     Commitment fees. Commitment fees of 0.375% per annum initially were payable quarterly in arrears on the unused amount of the revolving credit facility. Following the amendment, the commitment fees increased to 0.50% per annum from March, 3, 2009, and to the extent borrowings under the revolving credit facility are less than $200.0 million on September 30, 2009, the commitment fees will increase to 0.75% from September 30, 2009.
     Interest Rate. Borrowings under the revolving credit facility bear interest at one- or three-month LIBOR plus an applicable margin. Following the amendment, the applicable margin during the revolving period increased from 1.50% — 1.75% to 2.50% — 2.75% from March 3, 2009 (the range depending on Genesis Acquisition’s portfolio composition and the principal amount outstanding under the revolving credit facility). The margin remains at 2.75% during the term loan period from April 5, 2010 to April 4, 2012 if Genesis Acquisition exercises its option to convert the revolving credit facility to a term loan.
     Maturity Date; Payment Terms. The commitments under the revolving credit facility are available until April 2010, at which time Genesis Acquisition will have the option to convert any outstanding amount under the revolving credit facility to a term loan with a two-year maturity to April 4, 2012. If Genesis Acquisition does not exercise this option, then the outstanding amount under the revolving credit facility at such time will be due on such date.
     Prepayment. Genesis Acquisition has the right to prepay any amounts outstanding under the revolving credit facility or to reduce the commitment thereunder. In addition, Genesis Acquisition will be required to make partial prepayments of borrowings under the revolving credit facility upon the total loss, sale or other disposition of aircraft financed with borrowings under the revolving credit facility, or if the aggregate amount of the loans outstanding under the revolving credit facility exceeds the borrowing base (as defined in the revolving credit facility), including as a result of a decrease in the value of an aircraft financed with borrowings thereunder as determined by mandatory periodic appraisals.
     Collateral. Pursuant to a security trust agreement, dated as of April 5, 2007, among Genesis Acquisition, certain affiliates of Genesis Acquisition, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank, borrowings under the revolving credit facility are secured by first priority, perfected security interests in and pledges or assignments of (1) the equity ownership and beneficial interests of each subsidiary of Genesis Acquisition, (2) leases of the aircraft financed under the revolving credit facility, (3) rights under the casualty insurance on such aircraft, (4) accounts under the sole dominion and control of the administrative agent under the revolving credit facility into which lease rentals, insurance proceeds, sale proceeds and other amounts will be paid, and (5) where possible, an international interest under the Cape Town Convention in each eligible airframe, engine and lease.
     Covenants. Genesis Acquisition is subject to certain operating covenants including some relating to the maintenance, registration and insurance of the aircraft as set forth in the revolving credit facility. The revolving credit facility also contains certain conditions and constraints which relate to the servicing and management of the aircraft whose acquisition is financed through the revolving credit facility, including covenants relating to the disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft, capital expenditures and the weighted average age of Genesis Acquisition’s aircraft portfolio. In addition, the revolving credit facility contains a requirement that the ratio of earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest expense for any trailing period of three consecutive months exceeds (i) 1.1 at all times and (ii) 1.5 for advances to be available under the revolving credit facility. Genesis Acquisition is in compliance with all covenants as at March 31, 2009.

Item 3. Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
     Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the notes issued in the securitization and borrowings under our debt facilities. Forty-five out of fifty of our lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining five leases adjusting bi-annually based on six-month LIBOR. Our indebtedness requires payments based on a variable interest rate index such as LIBOR. The majority of our lease agreements require the payment of a fixed amount of rent. Accordingly, we have entered into interest rate swaps to fix the cost associated with the majority of our financings to hedge against exposure arising from any interest rate fluctuations.
Sensitivity Analysis
     The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. Although we believe a sensitivity analysis provides the most meaningful analysis permitted by the rules and regulations of the SEC, it is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modelled. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our five variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.
     A hypothetical 100-basis point increase / decrease in our variable interest rates would increase / decrease the minimum contracted rentals on our portfolio for the nine months to December 31, 2009 by $0.9 million. A hypothetical 100-basis point increase / decrease in our variable interest rate on our borrowings would result in an interest expense increase / decrease of $0.2 million for the nine months to December 31, 2009.
Foreign Currency Exchange Risk
     We currently receive all of our revenue in U.S. dollars, and we pay substantially all of our expenses in U.S. dollars. However, we incur some of our expenses in other currencies, primarily the euro, and we may enter into leases under which we receive revenue in other currencies, primarily the euro. During the past several years, the U.S. dollar has generally depreciated against the euro. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. During the three months ended March 31, 2009, we entered into foreign currency hedging transactions to hedge our exposure to currency fluctuations. As we currently receive all of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
     As of March 31, 2009, an evaluation was conducted under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934). Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of March 31, 2009.
Changes in Internal Control over Financial Reporting During the Quarter Ended March 31, 2009
     There were no changes in our internal control over financial reporting that occurred during the quarter ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — Other Information
Item 1. Legal Proceedings
     On October 2, 2008, our servicer, on our behalf, terminated the leases of two of our A320-200 aircraft previously on lease to Deccan Aviation Limited. The aircraft were repossessed in November 2008. On April 3, 2009, our servicer, on our behalf, commenced proceedings in the UK High Court against Kingfisher Airlines Limited (formerly known as Deccan Aviation Limited) for damages arising out of the repossession, including the expenses of repossessing the aircraft, revenues foregone due to aircraft downtime, expenses of preparing the repossessed aircraft into redelivery condition, and other associated expenses. We expect that our claim will be heard in London in July. The proceedings are at an early stage, and it is not possible to predict the outcome at this time.
     Except for the foregoing, we have not been involved in any legal proceedings that may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect that adverse claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses.
Item 1A. Risk Factors
     The discussion of our business and operations should be read together with the following risk factor, as well as the risk factors contained in Item 3D of our 2008 Annual Report on Form 20-F. These risks and uncertainties have the potential to affect our business, financial condition, results of operations, cash flows, strategies or prospects in a material and adverse manner.
     The effects of pandemic diseases may negatively affect the airline industry. This may cause our lessees to default on their lease payment obligations to us.
     The 2003 outbreak of SARS was linked to air travel early in its development and had a severe adverse impact on the aviation industry, which was evidenced by a sharp reduction in passenger bookings, cancellation of many flights and employee layoffs. The recent outbreak of swine flu may have similar adverse effects on the aviation industry, and, like SARS or other pandemic diseases, could provoke responses, including government-imposed travel restrictions, that could negatively affect passenger demand for air travel and the financial condition of the aviation industry. This could contribute to lessee defaults under their payment obligations to us.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
     None.
Item 3. Defaults Upon Senior Securities
     None.
Item 4. Submission of Matters to a Vote of Security Holders
     At our Annual General Meeting on April 28, 2009, shareholders approved the following:
•	The election of each of the following directors to hold office until our next Annual General Meeting:

	Votes in Favor	Votes Against	Abstentions
John McMahon	16,536,917	522,903	135,504
Paul T. Dacier	16,481,881	553,479	166,280
Michael Gradon	16,419,375	570,139	182,940
Niall Greene	16,445,898	596,329	153,360
Brian T. Hayden	16,494,396	534,405	175,226
David C. Hurley	16,454,725	583,018	166,280
Declan McSweeney	16,449,363	588,948	157,780
Andrew L. Wallace	16,453,885	542,643	172,570
•	The appointment of KPMG, KPMG of Dublin, Ireland as our independent auditors and authorization for our Board of Directors to determine the auditors’ remuneration.

Votes in Favor	Votes Against	Abstentions
16,702,357	395,240	110,055

Item 5. Other Information
     None.
Item 6. Exhibits
     None.